September 2008

Pricing Sheet dated September 2, 2008 relating to
Preliminary Pricing Supplement No. 781 dated August 29, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
Trigger Securities due October 7, 2009
Based on the Performance of a Basket of Metals Sector and Mining Sector Stocks
PRICING TERMS – SEPTEMBER 2, 2008
Issuer:	Morgan Stanley
Issue price:	$10 per Trigger Security
Stated principal amount:	$10 per Trigger Security
Pricing date:	September 2, 2008
Original issue date:	September 5, 2008 (3 business days after the pricing date)
Maturity date:	October 7, 2009
Aggregate principal amount:	$3,000,000
Basket:	Issuer of basket stocks	Ticker symbol	Exchange	Percentage of initial basket value	Multiplier	Initial price of basket stock
	Alcoa Inc.	AA	NYSE	5%	0.016414970	30.46
	Barrick Gold Corporation	ABX	NYSE	5%	0.015192950	32.91
	Century Aluminum Company	CENX	NASDAQ	5%	0.011118523	44.97
	Cleveland-Cliffs Inc	CLF	NYSE	5%	0.005405990	92.49
	CNOOC Limited	CEO*	NYSE	5%	0.003490645	143.24
	Companhia Vale do Rio Doce	RIO*	NYSE	5%	0.019817677	25.23
	Compañía de Minas Buenaventura S.A.A.	BVN*	NYSE	5%	0.023105360	21.64
	CONSOL Energy Inc.	CNX	NYSE	5%	0.008074935	61.92
	Foundation Coal Holdings, Inc.	FCL	NYSE	5%	0.009302326	53.75
	Freeport-McMoRan Copper & Gold Inc.	FCX	NYSE	5%	0.006020470	83.05
	Mittal Steel Company N.V.	MT	NYSE	5%	0.006953136	71.91
	Newmont Mining Corporation	NEM	NYSE	5%	0.011646867	42.93
	Nucor Corporation	NUE	NYSE	5%	0.010189525	49.07
	Peabody Energy Corporation	BTU	NYSE	5%	0.009022014	55.42
	POSCO	PKX*	NYSE	5%	0.004795703	104.26
	Sasol Limited	SSL*	NYSE	5%	0.009934433	50.33
	Steel Dynamics, Inc.	STLD	NASDAQ	5%	0.022007042	22.72
	Tenaris S.A.	TS*	NYSE	5%	0.009854158	50.74
	Ternium S.A.	TX*	NYSE	5%	0.016072003	31.11
	United States Steel Corporation	X	NYSE	5%	0.004187955	119.39
	* trades as an American Depositary Receipt
Payment at maturity:	At maturity, you will receive an amount per Trigger Security equal to:
	¡	If the final basket value is greater than the initial basket value:
$10 + upside payment, subject to the maximum payment at maturity
The maximum payment at maturity will be $12.925 per Trigger Security
	¡	If the final basket value is less than or equal to the initial basket value but the basket closing value has not declined to or below the trigger level on any day during the observation period:
$10
	¡	If the final basket value is less than the initial basket value and the basket closing value has declined to or below the trigger level on any day during the observation period:
$10 x basket performance factor
This amount will be less than the stated principal amount of $10 and may be zero.
CUSIP:	617483649
Listing:	The Trigger Securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Terms continued:	Please see the next page for further pricing terms of the Trigger Securities
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Trigger Security	$10	$0.10	$9.90
Total	$3,000,000	$30,000	$2,970,000
(1)      For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 781 dated August 29, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007                        Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Trigger Securities due October 7, 2009
Based on the Performance of a Basket of Metals Sector and Mining Sector Stocks

PRICING TERMS: Continued from cover page
Trigger level:	6.50 (65% of the initial basket value)
Upside payment:	$10 x basket percentage increase x participation rate
Basket percentage increase:	(final basket value – initial basket value) / initial basket value
Participation rate:	100%
Maximum payment at maturity:	$12.925 per Trigger Security (129.25% of the stated principal amount)
Observation period:
Each trading day on which there is no market disruption event with respect to any basket stock from and including the trading day immediately following the pricing date to and including the basket valuation date.

Basket performance factor:	final basket value / initial basket value
Initial basket value:	10, which is the basket closing value on the pricing date
Final basket value:	The basket closing value on the basket valuation date
Basket closing value:	The basket closing value on any date equals the sum of the products of the closing price and the multiplier for each basket stock, each determined as of such date by the calculation agent.
Multiplier:
The multiplier for each basket stock reflects the fractional amount of each basket stock included in the basket based on the initial weighting and the price of each basket stock on the pricing date as set forth above under “Basket – Multiplier.”  The multiplier for each basket stock will remain constant for the term of the Trigger Securities, unless adjusted for certain corporate events relating to the issuer of that basket stock.

Basket valuation date:	October 5, 2009, subject to adjustment for market disruption events.